Form 51-102F3

Material Change Report

1.

Name and Address of Company

Titan Trading Analytics Inc.

2nd Floor East, 9735 42nd Avenue

Edmonton, Alberta, T6E 5P8

2.

Date of Material Change

July 10, 2007

3.

News Release

July 10, 2007 via Marketwire

4.

Summary of Material Change

Titan Trading Analytics Inc. (“Titan”) has completed a test integration of securities exchange data into Titan’s wholly owned proprietary charting application. This development will allow Titan to offer a turnkey solution in the Multi-asset Direct Market Access (DMA) Platform arena.

5.

Full Description of Material Change

Titan Trading Analytics Inc. (“Titan”) has completed a test integration of securities exchange data into Titan’s wholly owned proprietary charting application. This development will allow Titan to offer a turnkey solution in the Multi-asset Direct Market Access (DMA) Platform arena. Titan will soon offer both a robust and customizable charting application in multiple asset classes as well as extensive indicators and analytics. As a whole, the platform offers more trading solutions to a greater number of buy-side professional and institutional traders.

6.

Reliance of subsection 7.1(2) or (3) of National Instrument 51-102

N/A

7.

Omitted Information

N/A

8.

Executive Officer

Ken W. Powell, President & CEO

Telephone:  780-438-1239

9.

Date of Report

July 10, 2007